FUELCELL ENERGY, INC.

3 GREAT PASTURE ROAD

DANBURY, CONNECTICUT 06813

(203) 825-6000

July 16, 2013

Securities and Exchange Commission

450 Fifth Street Northwest

Washington, DC 20549

RE:	FuelCell Energy, Inc.
Registration Statement on Form S-3
Commission File No. 333-189185

Dear Sir or Madam:

The registrant, FuelCell Energy, Inc. (“FCE”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 18, 2013, or as soon thereafter as is practicable.

FCE hereby acknowledges that:

•

should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve FCE from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	FCE may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUELCELL ENERGY, INC.

By:	/s/ Michael S. Bishop
Michael S. Bishop
Chief Financial Officer